Date    3 July 2000
Number  70/00

BHP AND NSW GOVERNMENT ANNOUNCE WORKING AGREEMENT FOR NEWCASTLE LANDHOLDINGS

The Broken Hill Proprietary Company Ltd (BHP) today announced that it has signed a 'Memorandum of Understanding' (MOU) with the NSW government aimed at facilitating the transfer of ownership of various BHP properties in Newcastle to the State.

The properties covered by the MOU are the 150ha former Newcastle Steelworks Main Site including the marine precinct earmarked for the development of a multi-purpose shipping terminal, the Kooragang Island land totalling 230ha, the Belmont Sands 500ha land holding and 1500ha of land at West Wallsend.

BHP Newcastle Manager Bruce Robinson said: "A thorough due diligence process will be conducted as part of the MOU over the next 4 months. This process will take into account all aspects of the properties including potential future uses, environmental assessments and remediation requirements, heritage issues and property valuations".

"Any final agreement on the transfer of ownership of these properties will not be completed until the due diligence process is finalised and the results assessed," he said.

BHP is continuing preparation of a development application for a multi-purpose shipping terminal on the former Newcastle Steelworks Main Site and this is expected to be submitted to Department of Urban Affairs and Planning in early September.

The development application will include an environmental plan and it is anticipated that an approval of the application would require environmental remediation action consistent with the proposed end use of the site and provisions for appropriate treatment of heritage items.

Approved demolition of non-heritage structures on the main site is progressing.

BHP will meet its obligations associated with these properties and will work through the due diligence process so that the properties contribute to the generation of new employment opportunities in the Hunter Region.

Further information and other BHP News Releases can be found on our internet site at:
http://www.bhp.com.au/press/news.htm


Contact:
MEDIA RELATIONS                           INVESTOR RELATIONS
Jacinta Campbell                          Dr Robert Porter
Public Relations Manager - BHP Newcastle  Vice President Investor Relations
Tel:     61 2 4940 7153                   Tel:   61 3 9609 3540
Mob:     61 2 408 021 833                 Mob:   61 3 419 587 456

Mandy Frostick
Manager Media Relations
Tel:     61 3 9609 4157
Mob:     61 3 419 546 245

Candy Ramsey
BHP Investor Relations Houston
Tel:	(713) 961-8640
EMail: ramsey.candy.pa@bhp.com.au